

September 30, 2013

Via E-mail
James Raezer
Principal Financial Officer and Principal Accounting Officer
RBS Acceptance, Inc.
600 Washington Boulevard
Stamford, Connecticut 06901

> **Re: RBS Acceptance, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 3, 2013**
> **File No. 333-190962**

Dear Mr. Raezer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to the base prospectus and/or any prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to any other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the respective documents, as applicable.

Prospectus Supplement Related to the Asset-Backed Notes

Indenture, page S-61

2. We note here and elsewhere in the prospectus supplement certain disclosure suggesting the use of a pre-funding account. In an appropriate place in the prospectus supplement, please provide the disclosures required by Item 1111(g) of Regulation AB, as applicable.

Index of Defined Terms, page S-92

3. We note that several terms listed in the index are not otherwise defined in the prospectus supplement. For example, we could not find where "Group I Pre-Funding Account," "Group II Pre-Funding Account," "Funding Period" and "Pre-Funding Accounts" are defined. Please revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3262, with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Stephen S. Kudenholdt, Esq.
        Scott J. Swerdloff, Esq.
        Dentons